Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: April 7, 2021

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Fantini Research posted a video interview with Andrew Pascal on YouTube at the following location: https://youtu.be/G01wwbbyGws. The transcript of the video follows:

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Frank Fantini: We are here today with Andrew Pascal, who is the founder and CEO of PLAYSTUDIOS, which is an innovative and highly successful social gaming publisher and games company that is about to go public soon through a SPAC, Acies Acquisition, that is headed up by Jim Murren, the former CEO of MGM Resorts. And Andrew, first of all, thanks very much for taking your time with us today.

Andrew Pascal: It's my pleasure, Frank. It's nice to join you.

Frank Fantini: Andrew, you've had a long history in the gaming industry. You were a key executive at Wynn Resorts for a number of years, and you've been the CEO and principal at PLAYSTUDIOS now for a decade, really, but maybe we can start off by telling folks who aren't familiar with you a little bit about yourself and then an overview of PLAYSTUDIOS, including your unique differentiated business model.

Andrew Pascal: Sure. Well, you gave a couple of the highlights, so I think what I should share is that I've got a 30-year career in the gaming industry both as a technology and content provider to it, as well as a developer and operator of these big integrated resorts. And so it's given me a really interesting perspective as I've bounced back and forth from founding and starting these technology-based gaming startups to running these big integrated resorts, and I always found that there was a lot to draw upon as far as my experience in one industry and moving over into another. And really, where PLAYSTUDIOS lives is the intersection of those two industries. What I've recognized obviously being an operator of big integrated resorts are some of the challenges that you have and optimizing their performance and the overall composition and mix of business, and particularly for resorts that have literally thousands of rooms and enormous amount of capacity, you're constantly faced with how best to optimize it, and certainly to make sure that all your inventory and the capacity is fully consumed.

Andrew Pascal: And so I saw a really interesting opportunity and it was largely prompted also by some of my co-founders who saw the emergence of mobile gaming and free to play social gaming on the web, on platforms like Facebook, as just an enormous new channel of distribution in a way of accessing consumers at scale that was really hard to imagine, and that one of the key things people were doing on both Facebook and on their mobile phones was engaging in play, playing games, connecting with one another and spending a meaningful amount of time enjoying these really fun, free to play game experiences. And so, we had this idea which was to effectively extend the experience of Las Vegas onto Facebook and onto these mobile devices by letting people engage in play for free, but as they play, allow them to accumulate another currency, a loyalty point currency, if you will, that they can then redeem for real world rewards.

Andrew Pascal: And so the idea was that we would enrich the game proposition by offering up real world value, and then we would help to drive the performance of the businesses for our partners, by qualifying our players and delivering to them these pre-qualified consumers that they could then continue to engage and market to for their business. So that was the genesis of what is PLAYSTUDIOS, and so as you alluded to, we started the company nearly 10 years ago, with that basic idea today we're a portfolio of five different apps, all of which were published on top of this really unique playAWARDS platform, and so across our entire suite of games, we offer that proposition of play for free and earn for real, and we're poised now to take the platform and all of the experience that we've cultivated and apply that to a bunch of other gaming genres. So it's an exciting time for the company as we're poised to really accelerate our growth going forward.

Frank Fantini: You have grown a company that is a fairly substantial company already, and as you said, you expand to accelerate that growth and going public as part of what is going to help you with that expansion. Can you elaborate a little bit more on your growth strategies?

Andrew Pascal: Sure. We've grown the business organically, every product, we've assembled every team, we built every product, we've invested and acquired every player that we have, and we've been able to demonstrate pretty consistent growth year over year for the better part of the last eight and a half nine years since we transitioned into an operating stage. And over the course of developing our business, obviously, we've really refined our sensibilities around how to create great games, how to operate games as a service, how to develop franchise products that have these evergreen characteristics. And so we're now ready to apply all of that expertise and of course our platform and all of its tools and capabilities to these new genres.

Andrew Pascal: And we can do it by continuing to develop our own games, which we will, but we think there's an opportunity now for us to be a bit more inquisitive and find companies with existing portfolios of products and networks of players that we can then integrate into our overall model and framework. And so, as we talk about accelerating our growth, and I imagine we'll talk a bit about our going public here, inside of the next six to eight weeks through a SPAC transaction, the whole idea is to take the currencies that will come from that transaction and apply them towards acquiring and integrating these companies that will then allow us to scale at a much more rapid pace, so that's our intention.

Frank Fantini: One of the things we're hearing an awful lot about today is total addressable market. And we hear it very frequently in reference to sports betting and online gaming. And we see figures like $24 billion within five years and that sort of thing, but the games business, the electronic games business is actually much, much larger than that. You have in your investor presentation, for example, you show that the games market is larger than some conventional entertainment media that people are familiar with, such as movies and music and books. Can you talk a little bit about size of the potential of this market?

Andrew Pascal: Sure. So the consumer gaming market overall is a $150 billion market and continuing to grow at a really healthy rate of 10% plus compound annual growth rates. And that growth is being driven largely by mobile gaming, which as a sub-segment of that gaming market is approaching a $70 billion market. So it is a massive market, I mean, by comparison the movie industry is just over $40 billion and the music industry is just over $20 billion, so we're talking about a market scale that is multiples of what movies and music are combined. So it's very dynamic and I'm sure it's no surprise that just about everybody has multiple gaming apps on their phones and devices, and is engaging in play on their desktops.

Andrew Pascal: And there's something really wonderful about these new platforms and channels of distribution and the way that it's opened up and given access to game creators that they didn't have previously, the path to having a really great idea, assembling a team, building a game, and putting it out into the marketplace is far less complicated today and far more open than it ever has been. And I think as a result, it's attracted an enormous amount of really great and innovative ideas and new game concepts and obviously driven as a result, the overall growth and the reception of those gains by the market, so we love that it's as big as it is.

Andrew Pascal: We focus at least for the moment on a particular genre within the broader scope of what is consumer gaming and that's the free to play casinos genre, not surprisingly given my background, and so all of our games really appeal to people that enjoy those style and types of games, but as we look now to expand into adjacent genres into more casual genres like puzzle games, whether they be of the match three variety or word puzzle games or card based games like solitaire, and there's a bunch of other really interesting hybrid games out there and the market will increase as we enter into these new categories.

Frank Fantini: One of the new categories that you've launched just this month, I believe, is one that maybe the average person might consider an old time activity and yet it's in our electronic world has become a growth area, and that is bingo.

Andrew Pascal: Yeah.

Frank Fantini: Can you discuss a little bit about that?

Andrew Pascal: Sure. Yeah. One of our franchise brands is called myVEGAS. myVEGAS slots products really drove... It was the first product we introduced. It incorporates all of the iconic brands that make up Las Vegas, so through our partnership with MGM Resorts, we feature the MGM Grand and Bellagio and the Mirage and Luxor Excalibur and others. And then of course we offer up these really great game experiences. Well, we saw that there was an enormous opportunity in the bingo category, which we characterize as one of the casual game categories. It's a simple game that people understand, the method of play is widely understood and very popular.

Andrew Pascal: And we just felt when you look at the state of the bingo apps that are offered today, that there was just a ton of room for innovation and creative execution, and of course lending our whole value proposition of letting people play bingo for free and as they do, actually earn real-world stuff that they value, and as you highlight, we just launched myVEGAS Bingo. We did that about a week and a half ago, so we're in the earliest stages of really exposing that product to the market and starting to scale it up and invite more people to play it. And every indication so far is that they're really enjoying and loving the game, and all the things that we think are really unique and innovative about it.

Frank Fantini: Another kind of game that you mentioned as something that PLAYSTUDIOS will develop is RPG. What is RPG and what's its potential?

Andrew Pascal: Yeah. Sure. So role-playing games are a style of game where as a player, you have a collection of characters or heroes that engage in different activities during the overall cycle and narrative of the game experience. We have a game that we're developing in partnership with a really talented group out of Texas called Boss Fight Entertainment. And it's effectively a game where you collect heroes and you compose teams of those heroes that you then put into battle against other players that have composed their own teams of heroes, and as you engage in battle, you progress throughout the cycle of the game. And as you win more of these battles and accumulate different currencies and unlock more heroes to expand your roster, you're also building out your own village that you can then use to harvest all kinds of different currencies and attributes that you can ascribe or assigned to your heroes that make them more effective as they go into battle.

Andrew Pascal: And it's fascinating, and there's a flavor of these RPG games, which is called Idle RPG, Idle being that you don't necessarily have to control the characters and the heroes that are engaging in these battles. You can actually let them play on their own and have a more limited interaction where you invoke their super powers at the right times, which makes the act of playing the game a lot more accessible and easier, but still offers all the excitement and thrill of progressing and completing different stages and advancing through the overall narrative of the game. The game will be called Kingdom Boss and like many of our games, I think that we found an opportunity within a category to elevate the creative execution and also then integrate our playAWARDS proposition, so that really for the first time, people that love and enjoy RPG games can now play hours and not only get this beautiful and really enriched and elevated experience, but they can amass loyalty benefits and go get some fun real world stuff. So yeah, we're very excited. We fully expect that we'll be launching that product at some point later on this summer.

Frank Fantini: And how big globally is the RPG market or how big might it become?

Andrew Pascal: Well, the RPG category and whether it's Squad RPG or Idle RPG as we're focused on is approximately a $6 billion market. Today if you look at the RPG category and all of the other strategy related types of verticals or categories, it's multiples of that, but the principal focus for us and the qualified market for this product is somewhere between five and a half and $6 billion.

Frank Fantini: One of the issues with a lot of the online gaming and I'm most familiar with the more conventional real money type gaming is this stickiness of the players and the cost of player acquisition.

Andrew Pascal: Yeah.

Frank Fantini: You have a unique model, as you discussed earlier in your rewards model. Tell us where PLAYSTUDIOS stands in terms of stickiness and cost of player acquisition.

Andrew Pascal: Yeah. Look, it's very definitely one of the defining things about our company and what makes it so unique and what makes our product so unique is that, it embodies this proposition I keep alluding to, which is that people can play these games for free, and as they do accumulate a loyalty currency they can redeem for real-world stuff. I refer to real world stuff, I should probably mention that it's not just commodity things, it's really aspirational stuff, dream vacations and we have cruise partners and integrated resort partners and more traditional hotel partners and concert promoters and music festival operators and fandom event promoters, and so we offer all kinds of leisure activities and related stuff in our benefits program. And the way that it's surfaced and offered up within the games is through a framework of a loyalty program.

Andrew Pascal: In our case it is called myVIP, and so as people play myVEGAS, they'll accumulate these myVIP points, that they can then go and redeem for these real world benefits. So as you can imagine, as people not only engaged with the game that they enjoy and they love, but start to become ever more aware of the fact that there’s this rich collection of benefits they can take advantage of, that drives a deeper level of engagement, longer term retention, and it affords us as a game maker more opportunities to engage that audience and monetize it. And so we refer to it within the company as our loyalty lift, that when you look at the key measures of the performance, whether it's early on, as you're looking to acquire and retain players or as you engage them in play and look to drive more time that they spend engaged with your products, and then ultimately your capacity to convert that audience and monetize them.

Andrew Pascal: We know that the deeper that our players engage with the loyalty program, the more aware they are of the richness, the value and its benefits. We see this lift in all of those key measures of performance, so as you highlight the core of the games business... what everybody is trying to achieve is acquire players, which is hard because as I alluded to a moment ago, there are so many apps in the marketplace, so rising above the noise and really distinguishing yourself and amassing some audience and getting to scale is hard. So to have a unique proposition, to help you do that, to have partners that allow you to leverage all of their touch points and with their consumers to promote our games and our services, because it's to their benefit, that's really unique. And then of course, the mechanics of the program itself, which drive that engagement and ultimate monetization that I alluded to.

Andrew Pascal: So it is a really unique model. We think that it absolutely can be now leveraged across lots of other categories of gaming. Surprisingly, even though we'd been running the model for the better part of the past nine years, we're the only company that really offers this full feature loyalty program. And so our vision is to leverage it for our own benefit as we continue to expand our portfolio and add more games, but then ultimately make it available to other game makers as a third party service. So it really is... you think about our company and its growth potential and the dimensions of growth that we can exploit. It really is pretty exciting. We're going to keep launching products of our own design and execution. We're going to go buy some companies and products that will then integrate into the platform and continue to demonstrate the value and the capacity for us leveraging our platform to lift their performance, and then ultimately open it up and make it available to, as I said, a much broader market of game makers, so it's exciting.

Frank Fantini: We're accustomed to seeing some pretty wild valuations in the real money world, on a lot of the online gaming companies.

Andrew Pascal: Yeah.

Frank Fantini: Stock selling for 30 times, future revenues several years out, that kind of thing.

Andrew Pascal: Yeah.

Frank Fantini: You not only make money and you're profitable now and growing net profit, but your valuations tend to be lower than your casual game peers. Can you talk a little bit about that?

Andrew Pascal: Sure. I mean, more specifically our valuations, as you highlight are materially below our peers. If you look at the price at which we're going to go public, which is at $10 a share and how we're forecasted to perform over the course of the next 18 to 24 months, we're basically getting valued at two and a half times 2022 revenues.

Andrew Pascal: I know we talk about the scale and size of the games industry, but we're not a traditional game company. We truly are a business that has this really unique player rewards platform on top of which we publish these games. And as a result, drive real synergies and growth and sustain performance and growth. And we've done that all organically to this point, and so when you look at the underlying performance that's been forecasted and is articulated in the materials that were shared publicly, none of that takes into account the M&A activity that we're going to be pursuing. That's just purely what we expect we can achieve through the continued organic growth of our business.

Frank Fantini: I might mention that you of course have an investor presentation on your website, which is playstudios.com, as well as your SEC filings.

Andrew Pascal: That's great, thank you.

Frank Fantini: We've a lot of territory, Andrew, any final thoughts that investors should consider?

Andrew Pascal: Well, I think I just touched upon the highlights, I think we have a really unique and differentiated model, a proven commercial model. We have a history of demonstrated growth. I think that when you look at both the expansion of our available market and our opportunities to employ or apply our model to other genres and with other companies that we're going to partner with or acquire, I think that the future is pretty bright, so I think there's a lot of really great information in the materials that are on our website and that we've revealed publicly or with our public filings, and so I hope people take the time and take an interest and ultimately if not become shareholders, at least download our games and give them a try.

Frank Fantini: Andrew, it's a great overview. Thank you for your insights.

Andrew Pascal: Alright Frank, thank you very much. I appreciate the time.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any particular valuations, financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135), as amended, containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.